Exhibit 7.12

State Auto Financial Acquisition Corporation

980 North Michigan Avenue, Suite 1400

Chicago, Illinois 60611

(312) 214-3566

August 20, 2003

Mr. Robert H. Moone

Chairman of the Boards

State Auto Financial Corporation

State Automobile Mutual Insurance Company

518 East Broad Street

Columbus, Ohio 43215

Dear Mr. Moone:

I am writing to give you advance notice that today State Auto Financial Acquisition Corporation (“STFAC”) will announce a cash tender offer for 8,000,000 shares of common stock of State Auto Financial Corporation (“STFC”). The offer is for $32.00 per share, which represents a premium of 144% over the closing price ($13.13) prior to the filing of my original STFC 13 D last December.

As the largest non-affiliated public stockholder of STFC, with 2 million shares, I want STFC to enhance—not ignore—value for investors. I have written to you on five previous occasions seeking to negotiate a “friendly” transaction between STFC, State Automobile Mutual Insurance Company (“State Auto”) and myself. Your reply to each of my offers to negotiate has been to ignore the spirit of Sarbanes-Oxley and the myriad of potential and actual conflicts between State Auto and STFC’s shareholders. Surely you don’t believe that only STFC’s majority shareholder, namely State Auto, has an interest in STFC. Yet only State Auto’s board has been allowed to consider my offers to negotiate a transaction.

On behalf of all of STFC’s shareholders I am commencing a tender offer through STFAC for 8,000,000 of STFC’s 10,993,928 public shares (other than my shares as of June 30, 2003) for $32.00 per share. I or an associate would agree to purchase an additional 1,000,000 common shares from STFAC and I would agree not to tender my shares in the public tender offer. State Auto, and all directors and officers of State Auto and STFC, would also agree not to tender any shares. Our financing would not involve the incurrence of any debt, as defined by statutory accounting principles, by State Auto, STFC or their subsidiaries or affiliates. STFC would not cash out its outstanding stock options. STFAC would be merged with and into State Auto and 7,000,000 additional common shares of STFC would thereby be acquired by State Auto, increasing its ownership to just under 85% of the outstanding shares. Any transaction we might negotiate would be conditioned on my nominees representing a majority of the boards of directors of STFC, State Auto and their insurance subsidiaries and affiliates.

The many business benefits of this proposal are obvious and are responsive to the points raised in your letters. Not only is the current State Auto/STFC structure preserved, but the value of State Auto’s gross investment in STFC would increase from $444 million on March 31, 2003 ($16.90 per share) to perhaps $32.00 per share and $1.065 billion upon completion of the Offer. My proposal provides those stockholders who now desire to sell their shares an extraordinary opportunity to do so. The remaining shareholders can rest assured that I am committed to enhancing—not ignoring—value for investors.

If successful in the tender offer, State Auto will have increased its ownership from 66.9% to 84.7% while I will have increased my ownership, if I personally purchase the 1 million shares, from 2,000,000 to 3,000,000 common shares representing 5.1% to 7.6% of the outstanding common shares. If I purchase the 1 million shares, my investment in STFC will increase by $32 million from $31,518,000 to $63,518,000, my ownership of the unaffiliated publicly traded shares will increase from 15.5% to 50.1% and my investment in the outstanding common shares will be approximately $63 million greater than your investment.

Since the number of STFC shares now owned by the STFC Board is relatively small, the current board is well insulated from the pain of any price decline for STFC’s securities. Other stockholders are not so lucky. I call upon you to let stockholders decide for themselves whether they wish to take advantage of a very significant premium for their shares right now.

I have read your recent press releases where you have engaged in a pattern of smear tactics. I was hoping for a more professional and seasoned approach from you; your shareholders and other constituents deserve as much. I have never intentionally hidden anything about my background, much of which is disclosed in public filings, written in the media, or otherwise a matter of public record. My family has been in insurance for four generations, so we know a thing or two about the business. Insurance companies that my family has controlled have paid hundreds of thousands of claims over the years.

It is unfortunate that you have embarked on this path of name-calling, personal attacks and litigation. I merely invited you and your board to sit down and discuss proposals to enhance shareholder value. You have also not honored my requests for information concerning the composition of State Auto and STFC special committees that you have stated have met, considered and rejected my proposals. I am, after all, only your largest individual stockholder. I am entitled to this information, as are all of the stockholders. I do not understand how the committees could have reached any informed conclusion without input from me, and the refusal of anyone ever to meet with me creates the impression that the Boards of State Auto and STFC do not care about shareholders, but are only interested in protecting current management. I want you to know that I remain resolutely devoted to enhancing shareholder value. Your shareholders and the constituents will remember your tactics.

I call upon the Boards of Directors of State Auto and STFC to approve my offer. I hope that you, as fiduciaries, will recognize that my offer is very much in the best interests of stockholders and that you will accept it accordingly.

Sincerely,

Gregory Mark Shepard

Cc:	Board of Directors, State Auto Financial Corporation

Board of Directors, State Automobile Mutual Insurance Company

Commissioner, Florida Department of Insurance

Commissioner, Indiana Department of Insurance

Commissioner, Iowa Department of Insurance

Superintendent, Ohio Department of Insurance

Director, South Carolina Department of Insurance

Director, South Dakota Department of Insurance

Commissioner, Wisconsin Department of Insurance